

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 17, 2019

David T. Evans
Chief Financial Officer
Cardlytics, Inc.
675 Ponce de Leon Ave. NE
Suite 6000
Atlanta, GA 30308

      Re: **Cardlytics, Inc.**
             Form 10-Q for the period ended March 31, 2019
             Exhibit No. 10.2
             Filed May 9, 2019
             File No. 001-38386

Dear Mr. Evans:

      We have concluded our assessment of your redacted exhibit for compliance with applicable form requirements and will process your related materials in accordance with your request.

      Sincerely,

      Division of Corporation Finance

cc: Nicole Brookshire, Cooley LLP